

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

October 4, 2010

Mr. Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, New York 10036

    **RE: Pzena Investment Management, Inc.
              Form 10-K for the Year Ended December 31, 2009
              Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
              File No. 1-33761**

Dear Mr. Martin:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Risk Factors, page 14

1. We note the statement "Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect us in the future" and the phrase "or any such other risks." Since Pzena must disclose all risks that it believes are material at this time, please delete the statement and the phrase in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

2. On page 8, you disclose the investment performance of your five largest investments strategies from inception to December 31, 2009. In future filings, please expand

disclosures within MD&A to provide readers with a meaningful understanding of the performance of each of your significant investment strategies or funds. For each significant strategy or fund, please provide a more robust description of the overall investment strategy, including the underlying types of investments. Although you are in the best position to determine which investment strategy or fund warrants expanded disclosures, we ask that you consider providing expanded disclosure for each investment strategy or fund that:

- had, or is expected to have, a material impact on fee income in relation to your consolidated results;
- comprises a material amount of total AUM;
- had, or is expected to have, material investments or redemptions in relation to total AUM; or
- had, or is expected to have, material market appreciation or depreciation in relation to total AUM.

Please show us in your supplemental response what the revisions will look like.

Assets Under Management and Flows, page 42

3. In future filings, please disclose the nature of the cash flows that are included in the line items titled inflows and outflows. Please provide a more robust discussion of the underlying reasons for movements in these line items. For example, you disclose on page 43 that the net outflows in retail accounts were driven by your investment strategies' medium-term underperformance relative to respective benchmarks and client asset re-balancing in response to the volatile economic environment. Please clarify how your underperformance relative to specific benchmarks resulted in cash outflows rather than market depreciation. Please also clarify what you mean by client asset re-balancing. Please confirm whether there is client re-balancing within your investment strategies or whether clients redeem their interest and invest elsewhere. Please show us in your supplemental response what the revisions will look like.

General

4. Provide a more comprehensive analysis of the factors that impacted your investment management fees, operating expenses and other income (expense) ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fund level, investment strategy level or at least identify and quantify the impact on your results by material changes in funds or investment strategies. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following in future filings:

- Discuss the extent to which material decreases in revenues are attributable to changes in mix of AUM, market gains and losses, new investment strategies established or new investment customers. For example, you indicate that the decrease in total revenue was driven primarily by a reduction in weighted average AUM. Please expand your explanation of this decrease to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in market gains or plans to increase new funds or investment strategies;

- Discuss to the extent material, the reasons for changes in operating expenses. In particular, you indicate that the decrease in compensation and benefits expense is due primarily to the $2.0 million decrease in other non-cash compensation, partially offset by the $1.4 million increase in cash compensation and other benefits. However, you do not discuss the reasons for the changes in the factors identified;

- On page 50, you also indicate that you consider compensation, one of your largest expenses, as sufficiently variable such that it can be adjusted to mitigate the decline in revenue. Please discuss why compensation expense only decreased slightly in 2009 while revenues decreased approximately 38%. Please provide more insight into the reason why the significant decrease in revenues did not result in a significant decrease in your compensation expense;

- Quantify each factor you cite as impacting your operations. For example, you disclose that general and administrative expenses decreased by $3.1 million due to declines in professional service fees and data systems costs. However, you do not quantify the impact attributed to each component;

- Expand your discussion of other income and expenses to indicate why income associated with the positive performance of your investments in your own products increased significantly from 2008 to 2009; and

- Provide a comprehensive discussion of the nature of the non-controlling interest in consolidated entities for each period presented as well as how such amounts are determined. In this regard, specifically address why the net income attributable to non-controlling interest in consolidated entities decreased to $29.3 million for the year ended December 31, 2009.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at the consolidated level to provide quantification of amounts and further clarification throughout your discussion for a reader's full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Non-GAAP Net Income, page 48

5. On page 48, you disclose that your Non-GAAP measures provide information to better analyze your operations between periods and over time. In future filing, please

revise your disclosure to describe how Non-GAAP net income, Non-GAAP diluted net income, and Non-GAAP diluted earnings per share are used and provide better information to analyze your operations. Please disclose the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please also disclose how you are arriving at the assumed corporate income tax amounts used to determine assumed after-tax income of Pzena Investment Management, LLC. Refer to Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 49

6. On page 50, you disclose that as of December 31, 2009, you had terminated your credit agreement. Given the significant decrease in your cash flow from operations and decreases in your cash amounts as of December 31, 2009, in future filings, please discuss the impact of no longer having availability under a credit facility on liquidity and capital resources. Please show us in your supplemental response what the revisions will look like.

Executive Compensation, page 65

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 65

8. Disclosure indicates that the compensation of named executive officers is "generally benchmarked against relevant industry and geographic peer groups." In future filings, identify the peer groups against which the compensation of named executive officers is benchmarked and indicate how the compensation of each of Pzena's named executive officers compares to that of the peer groups. See Item 402(b)(2)(xiv) of Regulation S-K and Release No. 34-54302A.

Cash Bonuses, page 66

9. Disclosure indicates that the performance targets set for 2009 for the named executive officers were met or exceeded. In future filings, disclose the specific performance targets, and make clear to what extent each named executive officer met or exceeded the specific performance targets. See Item 402(b) of Regulation S-K and Release No. 34-54302A. Additionally, show us what the revisions would look like for 2009.

Exhibit List, page 96

10. Notwithstanding the inclusion of general disclaimers, Pzena is responsible for considering whether additional specific disclosures of material information are required to make the documents filed or incorporated by reference in the annual report not misleading. Please include in future filings disclosure acknowledging that, if specific material facts exist which contradict the representations and warranties contained in the documents filed or incorporated by reference in the annual report, you have provided corrective disclosure. Additionally, please address in future filings these items:

- Statements suggest that investors should not rely on the documents filed or incorporated by reference in the annual report as disclosure or that disclosures relating to the documents filed or incorporated by reference in the annual report may not be materially complete. Please revise to make clear that disclosures relating to the documents filed or incorporated by reference in the annual report contain all of the material terms and provisions of the documents.

- The statement that representations and warranties were made solely for the benefit of the other parties to the agreements suggests that the agreements do not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws of the United States.

- Where you state that representations and warranties contained in the agreements may have been qualified by information in disclosure schedules that are not included in the documents filed or incorporated by reference in the annual report, please clarify that investors should read the agreements in the context of your other public disclosures in order to have a materially complete understanding of the agreements' disclosures.

- Where you state that representations and warranties were made only as of the date of the applicable agreement or other date or dates as may be specified in the applicable agreement and are subject to more recent developments, please clarify that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the applicable agreement's disclosures.

- The statement that investors should not rely on representations and warranties to describe the actual state of affairs as of the date they were made or at any other time suggests that the agreements do not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any potential implication that the agreements do not constitute public disclosure under the federal securities laws of the United States.

Signatures, page 101

11. Pzena's controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the annual report on Form 10-K. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Financial Statements

Note 2 – Significant Accounting Policies
Basis of Presentation, page F-10

12. You disclose that effective December 31, 2009 substantially all of your investments in the Pzena Global Value Service and Pzena EAFE Value Service were reallocated to the Pzena Large Cap Value Fund. In addition, the investments of the operating company's executive committee members in the Pzena Global Value Service and the Pzena EAFE Value Service were transferred to a separately managed account. You determined that the Pzena Global Value Service and Pzena EAFE Value Service entities were variable interest entities and that you were not the primary beneficiary of these entities. Therefore, you deconsolidated these entities effective December 31, 2009. In this regard, please address the following:
   - Please tell us how you determined these entities should be consolidated prior to December 31, 2009;
   - Please tell us the business reasons for reallocating investments to the Pzena Large Cap Value Fund;
   - Please tell us how you determined that the Pzena Global Value Service and Pzena EAFE Value Service entities were variable interest entities and that you were not the primary beneficiary pursuant to ASC 810-10; and
   - Please help us understand the financial statement impact of deconsolidating these entities. Your summary should include the deconsolidation impact on total assets, total liabilities, revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, and net income/(loss) attributable to Pzena Management, Inc.

Recent Accounting Developments

Variable-Interest Entities, page F-21

13. In June 2009, the FASB issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable-interest gives it controlling financial interest in a variable-interest entity. You disclose that you meet the criteria

for deferral in this standard for your consolidated funds. Please help us better understand how you determined that you meet the criteria for deferral of this standard. Please provide us with a comprehensive analysis. Refer to FASB ASC 946-10-15-2 and ASC Update 2010-10.

Exhibit 21.1

14. In future filings, list the state or other jurisdictions of incorporation or organization of each subsidiary as required by Item 601(b)(21)(i) of Regulation S-K.

Exhibits 31.1 and 31.2

15. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that you added the phrase "for the year December 31, 2009" in paragraph 1 of the certifications. Please remove the phrase in future filings.

Form 10-Q for the Period Ended June 30, 2010

General

16. Please discuss the above comments in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Pamela A. Long, Assistant Director at (202) 551-3760 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief